SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MAY, 2004.

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               CALIFORNIA EXPLORATION LTD.

Date:   May 10, 2004                           By  /s/ Nick DeMare
      --------------------                     ---------------------------------
                                               Nick DeMare, Director

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CALIFORNIA EXPLORATION LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         May 10, 2004

3.       PRESS RELEASE

         The press release was released on May 10, 2004 through various approved public media and filed with the TSX Venture Exchange, the British Columbia and Alberta Securities Commissions and the Yukon Registrar of Corporations.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         May 10, 2004.


                                                          /s/ Nick DeMare
                                                          ----------------------
                                                          Nick DeMare, President

                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                                TSX V SYMBOL: CAX
                               OTCBB SYMBOL: CAXVF

--------------------------------------------------------------------------------

NEWS RELEASE                                                        MAY 10, 2004

                               3RD QUARTER RESULTS

VANCOUVER, CANADA - CALIFORNIA EXPLORATION LTD. (TSXV-CAX AND OTCBB-CAXVF) Mr. Nick DeMare, President, provides the interim financial results of the Company for the quarter ended February 29, 2004.

                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                        20,616               -          47,576               -
Interest and other income                                    36              96           1,383           7,527
                                                   ------------    ------------    ------------    ------------
                                                         20,652              96          48,959           7,527
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                7,204               -          16,138               -
General and administration                               25,045           9,345          36,698          59,081
Depreciation, depletion and impairment                    4,520               -          10,373               -
                                                   ------------    ------------    ------------    -----------
                                                         36,769           9,345          63,209          59,081
                                                   ------------    ------------    ------------    -----------
OTHER ITEMS

Impairment of oil and gas properties                          -          (4,841)              -        (354,946)
Write-offs                                                    -         (20,760)              -        (175,659)
Unrealized foreign exchange gain (loss)                   2,648          (2,595)         (1,466)         (5,218)
                                                   ------------    ------------    ------------    ------------
                                                          2,648         (28,196)         (1,466)       (535,823)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                 (13,469)        (37,445)        (15,716)       (587,377)

DEFICIT - BEGINNING OF PERIOD                        (1,252,467)     (1,100,550)     (1,250,220)       (550,618)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,265,936)     (1,137,995)     (1,265,936)     (1,137,995)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER SHARE                          (0.00)          (0.00)          (0.00)          (0.08)
                                                   ============    ============    ============    ============


OPERATIONS

In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. As of February 29, 2004, the Company has incurred $64,361 of exploration and development costs and for the nine months ended February 29, 2004 has recorded $47,576 in oil and gas revenues, comprising of $14,857 (502 barrels) of oil and $32,719 (6,607 mcf) of gas. All the production in 2004 are associated with production from the West Ranch Field. Production costs of $16,138 was incurred and depletion of $10,373 was recorded for 2004.

The Company is currently reviewing an oil and gas prospect in Alberta, Canada and the Company is considering participation in this prospect. The Company believes participation in a Canadian prospect is a prudent move. To fund its participation in this new prospect the Company will concurrently market and sell its interest in the West Ranch Field.

General and administrative costs decreased by $22,383 from $59,081 in 2003 to $36,698 in 2004. The decrease in costs was the result of reduced operations.

California Exploration Ltd.                                         News Release
May 10, 2004                                                              Page 2



LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating sufficient operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at February 29, 2004, the Company had a working capital deficiency of $141,195 and a net shareholders' deficiency of $155,862. The Company has also received $76,523 advances from the President and former officers of the Company. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. While the Company, in the past, has been able to obtain adequate financing, there are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

CONSOLIDATION AND NAME CHANGE

At the Company's Annual and Special General Meeting, held on November 12, 2003, Company shareholders approved a resolution for the Company to conduct a capital consolidation, if management considers it to be a necessary step in order to raise additional equity capital. Management considers it necessary to proceed with this capital consolidation on the basis of 4 old for 1 new share and name change to "Baradero Resources Limited". There are currently 7,646,085 common shares issued and outstanding. On completion of the consolidation, there will be 1,911,521 common shares issued and outstanding.


ON BEHALF OF THE BOARD

/s/ NICK DEMARE
----------------------
Nick DeMare, President


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.